Final Term Sheet
Filed pursuant to Rule 433
Dated August 27, 2009

Relating to
Prospectus Supplement dated August 27, 2009 to
Registration Statement No. 333-139328
$400,000,000 3.250% Notes due 2015

Issuer:	Praxair, Inc.

Principal Amount:	$400,000,000

CUSIP:	74005P AV6

Title of Securities:	3.250% Notes due 2015

Trade Date:	August 27, 2009

Original Issue Date (Settlement Date):	September 1, 2009

Maturity Date:	September 15, 2015

Benchmark Treasury:	2.625% due July 31, 2014

Benchmark Treasury Price and Yield:	100-26 1/4 and 2.447%

Spread to Benchmark Treasury:	85 basis points

Yield to Maturity:	3.297%

Interest Rate:	3.250% per annum

Public Offering Price (Issue Price):	99.743% of the Principal Amount thereof

Interest Payment Dates:	Semi-annually in arrears on each March
15 and September 15, commencing March
15, 2010

Redemption Provision:	Make-whole call at the Adjusted
Treasury Rate plus 15 basis points

Joint Bookrunners:	Citigroup Global Markets Inc.
RBS Securities Inc.

Co-Managers:	Banc of America Securities LLC
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
Mitsubishi UFJ Securities (USA), Inc.
Santander Investment Securities Inc.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Citigroup Global Markets Inc. toll free at 1-877-858-5407, or (ii) RBS Securities Inc. toll free at 1-866-884-2071.
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